SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JANUARY 12, 2004

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investors Relations
(55 61) 415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir/

Media Relations
(1 212) 983-1702
ivette.almeida@annemcbride.com

Free Translation

BRASIL TELECOM S.A.

CNPJ Corporate Taxpayer Identification 76.535.764/0001-43

Board of Trade NIRE 53 3 0000622-9

Publicly Traded Company

BRASIL TELECOM PARTICIPAÇÕES S.A.

CNPJ Corporate Taxpayer Identification 02.570.688/0001-70

Board of Trade NIRE 53 3 0000581 8

Publicly Traded Company

MATERIAL FACT

Brasil Telecom Participações S.A. (“BTP”) and Brasil Telecom S.A. (“BT”), as pursuant to what was determined by Comissão de Valores Mobiliários – CVM (Brazilian Exchange Commission) on the Letter Ofício/CVM/SEP/GEA-2 n° 505/03, and according to CVM’s Instruction 358, from January 3, 2002, inform that the Board of Directors, on a meeting held on December 18, 2003, authorized BT’s Senior Management to deal with iG acquisition, assuring that there’s no bid offer so far.

Brasília (DF), December 23, 2003.

Carla Cico	Paulo Pedrão Rio Branco
Investor Relations Officer	Investor Relations Officer
Brasil Telecom S.A.	Brasil Telecom Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2004

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer